Exhibit 4.2

INCREMENTAL AMENDMENT

INCREMENTAL AMENDMENT, dated as of August 19, 2013 (this “Incremental Amendment”), to the Third Amended and Restated Term Loan Agreement, dated as of May 19, 2011 (as amended by (i) Amendment No. 1 thereto, dated as of February 21, 2013, and (ii) Amendment No. 2 thereto, dated as of August 19, 2013, the “Credit Agreement”), among Revlon Consumer Products Corporation, a Delaware corporation (the “Company”), as borrower, Citicorp USA, Inc., as Administrative Agent and Collateral Agent (as each such term is defined in the Credit Agreement), and each lender from time to time party thereto (collectively, the “Lenders” and individually, a “Lender”).  Capitalized terms used herein (including in the recitals hereto) and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.  The rules of construction specified in Section 1.2 of the Credit Agreement also apply to this Incremental Amendment.
RECITALS:

WHEREAS, the Company has hereby notified the Administrative Agent that it is requesting a Facility Increase in the form of a single tranche of up to $700 million in aggregate principal amount of Acquisition Term Loans (plus such additional amounts, if any, as the Company may elect in accordance with Section 2.6(e)(ii) of the Credit Agreement (the “Additional Amount”)) in order, among other things, (i) to finance a portion of the Colomer Acquisition and for the payment of related transaction costs and expenses and to repay or acquire certain Indebtedness of the Acquired Business as contemplated by the Acquisition Agreement, (ii) to pay transaction costs, fees and expenses incurred in connection with this Incremental Amendment and the transactions contemplated hereby and (iii) with regard to any remaining amount, to use such amount for general corporate purposes;

WHEREAS, pursuant to Section 2.6(e) of the Credit Agreement, the Company may establish such tranche of Acquisition Term Loans by, among other things, entering into this Incremental Amendment pursuant to the terms and conditions of the Credit Agreement with each Lender and/or Eligible Assignee agreeing to provide such Acquisition Term Loans (each such Lender or Eligible Assignee agreeing to provide the Acquisition Term Loans by signing this Incremental Amendment on the date hereof (each an “Initial Acquisition Lender”) and, subject to Section 2 of the Acquisition Term Loan Commitment Letter, any assignees thereof (each a “Future Acquisition Lender”), are collectively referred to herein as the “Acquisition Lenders”); and

WHEREAS, the Acquisition Lenders have indicated their willingness to lend the Acquisition Term Loans to the Company on the terms and subject to the conditions herein.

NOW, THEREFORE, in consideration of the premises and agreements, provisions and covenants herein contained, the parties hereto agree as follows:

1.
Acquisition Term Loans.  On the terms contained in the Credit Agreement and this Incremental Amendment and subject to the conditions contained in this Incremental Amendment, each Acquisition Lender severally agrees to make an Acquisition Term Loan to the Company on the Acquisition Term Loan Closing Date (as defined below), in an amount not to exceed such Acquisition Lender’s Acquisition Term Loan Commitment (as defined below).

2.	Certain Defined Terms. Certain defined terms used in this Incremental Amendment shall have the following meanings:

“Acquisition Term Loan Commitment” means, with respect to each Acquisition Lender, its obligation to make an Acquisition Term Loan to the Company on the Acquisition Term Loan Closing Date pursuant to Section 1 above in a principal amount not to exceed the sum of (x) the amount set forth opposite such Acquisition Lender’s name on Schedule I hereto under the caption “Acquisition Term Loan Commitment” plus (y) such Acquisition Lender’s Commitment Percentage of any Additional Amount.  The aggregate principal amount of the Acquisition Term Loan Commitments of all Acquisition Lenders on the Acquisition Term Loan Closing Date shall not exceed the sum of $700 million plus any Additional Amount.

“Acquisition Term Loan Maturity Date” means the date that is the sixth (6th) anniversary of the Acquisition Term Loan Closing Date.

“Acquisition Term Loan Repricing Transaction” means any incurrence by the Company or any of its Subsidiaries of any long-term secured term loan financing that is broadly marketed or syndicated to banks and other institutional investors in financings similar to the Acquisition Term Loans with the effect of refinancing the Acquisition Term Loans, in whole or in part, with such Indebtedness having an All-in-Yield (in each case, as determined by the Administrative Agent in its reasonable discretion) that is less than the All-in-Yield (in each case, as determined by the Administrative Agent on the same basis) of the Acquisition Term Loans immediately prior to giving effect to such transaction, including without limitation, any such transaction effected through any amendment to the Credit Agreement.

“Certain Funds Period” means the period from and including August 3, 2013 to and including the earlier of (and including):  (a) the funding of the Acquisition Term Loans on the Acquisition Term Loan Closing Date and (b) the Termination Date.

“Insolvency Proceedings” means (a) any case, proceeding or other action commenced by the Company or any Material Existing Guarantor (as defined below) (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, wind-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets; or (b) there shall be commenced against the Company or any Material Existing Guarantor any such case, proceeding or other action referred to in clause (a) of this definition which results in the entry of an order for relief or any such adjudication or appointment remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (c) there shall be commenced against the Company or any Material Existing Guarantor any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof.

“Major Default” means any of the following:  (a) an Insolvency Proceeding has occurred and is continuing, (b) any actual (or assertion in writing by the Company or any Material Existing Guarantor of) invalidity of any Loan Document, (c) it being unlawful for the Company or any Material Existing Guarantor to perform their obligations under the Loan Documents or (d) any Specified Representation, immediately before giving effect to the Colomer Acquisition, shall be untrue or incorrect in any material respect.

“Specified Representations” means the representations and warranties made by the Company or any Material Existing Guarantor, solely with respect to the Company and such Material Existing Guarantor and not with respect to the Acquired Business or any other Subsidiary, in or pursuant to Sections 8.1, 8.2, 8.3, 8.11, 8.12, 8.22, 8.23 and 8.24 of the Credit Agreement.

“Termination Date” shall mean the earlier of (a) the date that is six (6) months and thirteen (13) Business Days after August 3, 2013 and (b) the date that the Acquisition Agreement is terminated.

3.
Applicable Margin.  The Applicable Margin with respect to the Acquisition Term Loans shall mean a percentage per annum equal to with respect to Acquisition Term Loans maintained as (i) Alternate Base Rate Loans, 2.00% and (ii) Eurodollar Loans, 3.00%.

4.
Mandatory Prepayments.  The Acquisition Term Loans shall be subject to mandatory prepayments on the same basis as the Initial Term Loans as set forth in Section 7.3(a), (b) and (c) of the Credit Agreement.  Such mandatory prepayments shall be applied in accordance with Section 7.4 of the Credit Agreement.

5.	Voluntary Prepayments.

(a)           The Acquisition Term Loans may be optionally prepaid as set forth in Section 7.2 of the Credit Agreement and such optional prepayments shall be applied in accordance with Section 7.2 of the Credit Agreement.  Except as set forth in the clause (b) below, there shall be no prepayment premium payable in connection with any voluntary prepayment of the Acquisition Term Loans.

(b)           At the time of the effectiveness of any Acquisition Term Loan Repricing Transaction that (A) results in any repayment of the Acquisition Term Loans or (B) is effected through any amendment of the Credit Agreement and, in each case, is consummated prior to the date that is six months after the Acquisition Term Loan Closing Date, the Company agrees to pay to the Administrative Agent, for the ratable account of each applicable Acquisition Lender, a fee in an amount equal to, (x) in the case of clause (A), a prepayment premium of 1% of the amount of the Acquisition Term Loans being repaid or (y) in the case of clause (B), a payment equal to 1% of the aggregate amount of the Acquisition Term Loans outstanding immediately prior to such amendment that are subject to the Acquisition Term Loan Repricing Transaction effected by such amendment.  Such fees shall be due and payable upon the date of the effectiveness of such Acquisition Term Loan Repricing Transaction.

6.
Amortization and Maturity Date.  The Company shall repay to the Administrative Agent in Dollars for the ratable account of the Acquisition Lenders on March 31, June 30, September 30 and December 31 of each year, beginning with the last day of the first full fiscal quarter after the Acquisition Term Loan Closing Date, an aggregate amount equal to 0.25% of the aggregate principal amount of the Acquisition Term Loans advanced on the Acquisition Term Loan Closing Date (as such amounts may be reduced from time to time in accordance with Section 2.7, 7.2, 7.4(b) or 14.1(d) of the Credit Agreement).  To the extent not previously paid, all Acquisition Term Loans shall be due and payable on the Acquisition Term Loan Maturity Date, together with accrued and unpaid interest on the principal amount to but excluding the date of payment.

7.	Fees.

(a)           Upfront Fee.  The Company agrees to pay on the Acquisition Term Loan Closing Date to the Administrative Agent for the account of each Acquisition Lender on the Acquisition Term Loan Closing Date, as fee compensation for the funding of such Acquisition Lender’s Acquisition Term Loan, the Upfront Fees (as defined in the Fee Letter referred to in the Acquisition Term Loan Commitment Letter).

(b)           Ticking Fee.  Following the date of allocation of the Acquisition Term Loan Commitments by the Acquisition Term Loan Arrangers to Future Acquisition Lenders, as such date is determined by the Acquisition Term Loan Arrangers (the “Allocation Date”), if the Acquisition Term Loan Commitments remain outstanding and unborrowed for more than thirty (30) days after the Allocation Date, the Company shall pay a ticking fee (the “Ticking Fee”) to the Administrative Agent, for the account of each Person that commits to the Acquisition Term Loan Arrangers after the date hereof to become a Future Acquisition Lender, on the principal amount of the Acquisition Term Loan Commitments allocated to, and agreed and accepted by, such Future Acquisition Lender, which Ticking Fee shall be calculated as set forth in the following paragraph.

The Ticking Fee shall accrue during the period (the “Ticking Fee Period”) that commences on the thirty first (31st) day following the Allocation Date and ends on the earlier to occur of (x) the Acquisition Term Loan Closing Date and (y) the date of termination or expiration of the Acquisition Term Loan Commitments hereunder.  The Ticking Fee shall be calculated at a rate equal to:

(i)
50% of the Applicable Margin for Eurodollar Loans during any portion of the Ticking Fee Period on and after the  thirty-first (31st) day following the Allocation Date until (and including) the sixtieth (60th) day following the Allocation Date, and

(ii)	100% of the Applicable Margin for Eurodollar Loans during any portion of the Ticking Fee Period on and after the sixty-first (61st) day following the Allocation Date,

in each case, such Ticking Fee shall be computed on the basis of the actual number of days elapsed over a 360-day year.

In any event, any accrued Ticking Fee shall be payable on the last day of the Ticking Fee Period.  Such last day shall not be included in the accrual of the Ticking Fee.  It is understood and agreed that the Ticking Fee shall not accrue to any Acquisition Term Loan Arranger for its own account.

8.
Use of Proceeds Covenant.  The Company hereby covenants and agrees that the proceeds of the Acquisition Term Loans shall be used by the Company (a) to finance a portion of the Colomer Acquisition and for the payment of related transaction costs and expenses and to repay or acquire certain Indebtedness of the Acquired Business as contemplated by the Acquisition Agreement, (b) for the payment of transaction costs, fees and expenses incurred in connection with this Incremental Amendment and the transactions contemplated hereby and (c) with regard to any remaining amount, for general corporate purposes.

9.
Credit Agreement Governs.  Except as set forth in this Incremental Amendment and in Section 2.6(e) of the Credit Agreement, (a) the Acquisition Term Loans shall have identical terms as the Initial Term Loans after giving effect to Amendment No. 2 and shall otherwise be subject to the provisions, including any provisions restricting the rights, or regarding the obligations, of the Loan Parties and any provisions regarding the rights of the Lenders, of the Credit Agreement and the other Loan Documents, (b) each reference to a “Term Loan” or “Term Loans” in the Credit Agreement shall be deemed to include the Acquisition Term Loans and (c) other related terms will have correlative meanings mutatis mutandis.  The Company may, upon written notice to the Administrative Agent, irrevocably terminate all Acquisition Term Loan Commitments hereunder.

10.
Conditions to Effectiveness.  This Incremental Amendment shall become effective as of the first date (the “Incremental Amendment Effective Date”) on which all of the following conditions have been satisfied or waived by the Acquisition Term Loan Arrangers:

(a)           The Administrative Agent (or its counsel) shall have received from the Company, the Initial Acquisition Lenders and the Administrative Agent, either (x) counterparts of this Incremental Amendment signed on behalf of such parties or (y) written evidence reasonably satisfactory to the Administrative Agent (which may include facsimile or other electronic transmissions of signed signature pages) that such parties have signed counterparts of this Incremental Amendment; and

(b)           Amendment No. 2 shall have become effective in accordance with its terms.

Upon satisfaction of clause (a) above, the Incremental Amendment Effective Date shall occur automatically upon the Amendment No. 2 Effective Date without any other action of any party hereto.  The Administrative Agent shall notify the Company and the Initial Acquisition Lenders of the Incremental Amendment Effective Date and such notice shall be conclusive and binding.

11.
Conditions to Funding.  The agreement of the Acquisition Lenders to fund the Acquisition Term Loans shall be subject to the satisfaction (or waiver by the Acquisition Term Loan Arrangers) of only the conditions precedent set forth in this Section 11 on or before the Termination Date (the date on which such conditions are satisfied or waived being herein called the “Acquisition Term Loan Closing Date”):

(a)           Reaffirmation Agreement.  Each of Revlon, Inc., Revlon International Corporation, RIROS Corporation and RIROS Group (each a “Material Existing Guarantor”) shall have entered into a reaffirmation agreement, consistent with that delivered on the Amendment No. 2 Effective Date or otherwise in form and substance reasonably satisfactory to the Administrative Agent.

(b)           Consummation of the Acquisition.  The Colomer Acquisition shall have been consummated or shall be consummated simultaneously with or immediately following the Acquisition Term Loan Closing Date substantially in accordance with the Acquisition Agreement and all exhibits thereto (without giving effect to any amendment, modification or waiver thereof or any consent thereunder (including any change in the purchase price) in a manner that is materially adverse to the interests of the Acquisition Lenders in their capacities as such without the prior consent of the Acquisition Term Loan Arrangers, which consent shall not be unreasonably withheld or delayed).  For purposes of the foregoing condition, any reduction in the purchase price (other than pursuant to any purchase price or similar adjustment provision set forth in the Acquisition Agreement) in connection with the Acquisition Agreement shall not be deemed materially adverse to the interests of the Acquisition Lenders if such reduction is less than 15% of the sum of the original purchase price plus any repayment or acquisition of debt set forth in the Acquisition Agreement.  For the avoidance of doubt, (x) the exercise of any right of extension under Section 3.1 of the Acquisition Agreement as in effect on August 3, 2013 shall not be deemed to be an amendment, modification or waiver thereof or consent thereunder for purposes of this Section 11(c) so long as such extension does not extend beyond the Termination Date and (y) any extension of or delay in the date of the “Closing” (as defined in the Acquisition Agreement as in effect on August 3, 2013) shall not be deemed to be an amendment, modification or waiver thereof or consent thereunder for purposes of this Section 11(b) so long as such extension does not extend beyond the Termination Date.

(c)           Major Default and Illegality.

(i)           No Major Default shall have occurred and be continuing; and

(ii)           It is not illegal for the Acquisition Lenders to perform their respective obligations hereunder or to fund the Acquisition Term Loans.

(d)           Corporate Proceedings.  The Administrative Agent shall have received (i) certified copies of the Charter and by-laws (or analogous organizational documents) of the Company and each Material Existing Guarantor and (ii) the resolutions (or analogous authorizations), in form and substance reasonably satisfactory to the Administrative Agent, of the Board of Directors of the Company and each Material Existing Guarantor, authorizing in each case the execution, delivery and performance of this Incremental Amendment and the other Loan Documents to which the Company or such Material Existing Guarantor is a party, in each case certified by the Secretary or an Assistant Secretary of the Company or such Material Existing Guarantor as of the Acquisition Term Loan Closing Date and each such certificate shall state that the resolutions thereby certified have not been amended, modified, revoked or rescinded as of the date of such certificate.

(e)           Incumbency Certificates.  The Administrative Agent shall have received a certificate of the Secretary or an Assistant Secretary (or analogous officer) of the Company and each Material Existing Guarantor, dated the Acquisition Term Loan Closing Date, as to the incumbency and signature of the officers of the Company and such Material Existing Guarantor executing each of this Incremental Amendment and each other Loan Document to which the Company and such Material Existing Guarantor is a party, and any certificate or other documents to be delivered by it pursuant thereto, together with evidence of the incumbency of such Secretary or Assistant Secretary (or analogous officer) as the case may be.

(f)           Legal Opinions.  The Administrative Agent shall have received executed legal opinions of Paul, Weiss, Rifkind, Wharton & Garrison LLP, as counsel to the Company, and of the Executive Vice President and General Counsel of the Company, in each case, in form and substance reasonably satisfactory to the Administrative Agent consistent with those delivered in connection with the Credit Agreement.  Each of the counsel delivering the foregoing legal opinions is expressly instructed to deliver its opinion for the benefit of each of the Administrative Agent, the Collateral Agent and each Acquisition Lender.

(g)           Fees and Expenses.  The Administrative Agent shall have received or shall concurrently receive, for the accounts of the Acquisition Lenders, the Agents and the Acquisition Term Loan Arrangers, as applicable, all fees and expenses owing hereunder or in connection herewith to such Persons, to the extent that such fees and expenses have been presented to the Company for payment at least two (2) Business Days prior to the Acquisition Term Loan Closing Date (which amounts may, at the Company’s election, be offset against the proceeds of the Acquisition Term Loans).

(h)           Pro Forma Financial Statements.  The Administrative Agent shall have received a pro forma consolidated balance sheet as of the last day of the completed fiscal quarter most recently ended at least forty-five (45) days (or, in the case of the fourth quarter of any fiscal year, sixty (60) days) before the Acquisition Term Loan Closing Date and related statements of income and cash flows of the Company, as well as pro forma levels of EBITDA calculated in a customary manner for syndicated bank facilities, for the last fiscal year covered by the Audited Financial Statements of the Company and for the latest four-quarter period ending with the latest period covered by the quarterly Unaudited Financial Statements of the Company, in each case, after giving effect to the Colomer Acquisition.

(i)           Financial Statements.  The Administrative Agent shall have received the Audited Financial Statements and the Unaudited Financial Statements.

(j)           USA Patriot Act.  Each of the Acquisition Lenders shall have received, at least five (5) days prior to the Acquisition Term Loan Closing Date (to the extent reasonably requested from the Company on a timely basis at least seven (7) days prior to the Acquisition Term Loan Closing Date), all documentation and other information required by the applicable Governmental Authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Patriot Act.

12.	Certain Funds.

(a)           Subject to Sections 10 and 11 above, notwithstanding any Default or Event of Default and notwithstanding any provision of any Loan Document to the contrary, during the Certain Funds Period, each Acquisition Lender shall be obliged to make its Acquisition Term Loans on the Acquisition Term Loan Closing Date if:

(i)           no Major Default has occurred and is continuing; and

(ii)           it is not illegal for the Acquisition Lenders to perform their respective obligations hereunder or to fund the Acquisition Term Loans.

(b)           During the Certain Funds Period, none of the Acquisition Lenders shall be entitled to:

(i)           cancel its Acquisition Term Loan Commitment;

(ii)           rescind, terminate or cancel this Incremental Amendment or any of its Acquisition Term Loan Commitment hereunder or exercise any right or remedy or make or enforce any claim under or in respect of the Loan Documents it may have to the extent to do so would prevent or limit the making of any Acquisition Term Loans;

(iii)           refuse to participate in the making of any Acquisition Term Loans (except in circumstances where, pursuant to Section 12(a) above, an Acquisition Lender is not obliged to make its Acquisition Term Loans on the Acquisition Term Loan Closing Date); and

(iv)           exercise any right of set-off or counterclaim right which it may exercise in respect of an Acquisition Term Loan to the extent to do so would prevent or limit the making of any Acquisition Term Loans.

13.
Post-Closing Covenant.  The Company shall provide to the Administrative Agent, no later than ninety (90) days (or such longer period as the Administrative Agent may agree) after the Acquisition Term Loan Closing Date:

(a)           Mortgage Documents.

(i)           mortgage amendments (the “Mortgage Amendments”) or new mortgages (“New Mortgages”), as may be reasonably required by the Administrative Agent, each in form and substance reasonably satisfactory to the Administrative Agent, with respect to the Mortgaged Property, to the extent necessary to ensure that such Mortgaged Property shall be subject to a valid and enforceable Lien (having the priority set forth in the Intercreditor Agreement) in favor of the Collateral Agent (subject only to Liens permitted under Section 11.3 of the Credit Agreement) securing the Initial Term Loans and the Acquisition Term Loans, each duly executed and delivered by an authorized officer of each party thereto and in form suitable for filing and recording in all filing or recording offices that the Administrative Agent may deem reasonably necessary or desirable;

(ii)           if Mortgage Amendments or New Mortgages are required under clause (i) above, (A) date-down and modification endorsements to the title insurance policies or, where such date-down or modification endorsements are not available to insure the Mortgage Amendments or New Mortgages set forth in clause (i) above, new title insurance policies with respect to the Mortgaged Property, each in form and substance reasonably satisfactory to the Administrative Agent which insure that such mortgages, as amended, continue to create valid and enforceable liens (having the priority set forth in the Intercreditor Agreement) subject to Section 11.3 of the Credit Agreement, (B) evidence satisfactory to the Administrative Agent that all certificates and affidavits reasonably required by the Administrative Agent and relating to the Company, the Mortgaged Property, such Mortgage Amendments (or if applicable, New Mortgages) and/or title endorsements (or if applicable,  new title policies) have been delivered and (C) an opinion of counsel in each state in which any such Mortgage Amendment (or if applicable, New Mortgage) is to be recorded, in form and substance reasonably satisfactory to the Administrative Agent; and

(iii)           evidence that all fees, costs and expenses in connection with the preparation, execution, filing and recordation of the Mortgage Amendments (or if applicable, New Mortgages), including, without limitation, reasonable attorneys’ fees, filing and recording fees, title insurance company coordination fees and premiums, documentary stamp, mortgage and intangible taxes and title search charges and other charges incurred in connection with the recordation of the Mortgage Amendments (or if applicable, New Mortgages), have been paid in accordance with Section 14.5 of the Credit Agreement.

(b)           Other Security Documents.

(i)	an amendment to the debenture between the Company, Charles of the Ritz Group Ltd., Charles Revson Inc. and Revlon International Corporation (UK Branch), as Chargors, and the Collateral Agent;

(ii)	an amendment to the share charge agreement between Revlon International Corporation and the Collateral Agent;

(iii)	an amendment to the share charge agreement between the Company and the Collateral Agent; and

(iv)	an amendment to the share pledge agreement between Revlon International Corporation and the Collateral Agent;

in each case, to the extent necessary or advisable to reflect that the Acquisition Term Loans shall be secured by such Security Documents and if any such amendment is reasonably required by the Administrative Agent, it shall be accompanied by a legal opinion in substantially the form previously delivered in connection with the Credit Agreement, in each case with such modifications as the Administrative Agent and the Company may reasonably agree.

(c)           Colomer Pledge.  Either (i) if the stock of The Colomer Group Participations S.L. (“TCG”) is held directly by the Company or another Loan Party, (x) a Spanish law governed pledge agreement between the applicable Loan Party and the Collateral Agent relating to such Loan Party’s pledge of 66% of the Voting Stock and 100% of the Non-Voting Stock of TCG (the “Spanish Pledge”), and (y) a customary legal opinion in form and substance reasonably satisfactory to the Collateral Agent relating to the Spanish Pledge or (ii) if a new first-tier Foreign Subsidiary of the Company is formed to hold, directly or indirectly, the stock of TCG (a “New Foreign Holdco”), (x) a pledge agreement governed by the law of the jurisdiction of organization of such New Foreign Holdco between the Loan Party that owns the stock of such New Foreign Holdco and the Collateral Agent relating to such Loan Party’s pledge of 66% of the Voting Stock and 100% of the Non-Voting Stock of such New Foreign Holdco (the “New Foreign Holdco Pledge”), and (y) a customary legal opinion in form and substance reasonably satisfactory to the Collateral Agent relating to the  New Foreign Holdco Pledge.

14.	Representations and Warranties. By its execution of this Incremental Amendment, the Company hereby certifies that:

(a)           The Company is duly organized, validly existing and (to the extent applicable under the laws of the jurisdiction of its organization) in good standing under the laws of the jurisdiction of its incorporation, has the corporate (or other requisite legal) power to own its assets and to transact the business in which it is presently engaged, and is (to the extent applicable under the laws of the relevant jurisdiction) duly qualified as a foreign corporation and (to the extent applicable under the laws of the relevant jurisdiction) in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification and where all such failures to so qualify and be in good standing would, in the aggregate, be reasonably likely to have a Material Adverse Effect.

(b)           The Company has the corporate power, authority and legal right to execute, deliver and perform this Incremental Amendment and the other Loan Documents to which it is a party and to borrow hereunder, and it has taken as of the Acquisition Term Loan Closing Date all necessary corporate action to authorize the execution, delivery and performance of this Incremental Amendment and the other Loan Documents to which it is a party and to authorize its borrowings on the terms and conditions of this Incremental Amendment.

(c)           No consent of any other Person (including, without limitation, stockholders or creditors of the Company or of any Parent of the Company), and no consent, license, permit, approval or authorization of, exemption by, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery, performance, validity or enforceability of this Incremental Amendment and the other Loan Documents to which any Loan Party is a party by or against such Loan Party, except for (i) filing of the Mortgages, (ii) any filings required under the UCC, (iii) any filings required to be made with the U.S. Patent and Trademark Office and the U.S. Copyright Office, (iv) any filings, notices, consents, licenses, permits, approvals, authorizations, registrations or declarations required under the laws of jurisdictions other than the United States or any political subdivision thereof in connection with the pledge of stock of Foreign Subsidiaries or any assets located in, or created under, the laws of any such jurisdiction or political subdivision and (v) any consents, licenses, permits, approvals or authorizations, exemptions, registrations, filings or declarations that have already been obtained and remain in full force and effect.

(d)           This Incremental Amendment has been, and the other Loan Documents to which it is a party will be, executed and delivered by a duly authorized officer of each Loan Party.  This Incremental Amendment constitutes, and the other Loan Documents to which it is a party, when executed and delivered by it and the other parties thereto, will constitute, the legal, valid and binding obligations of each Loan Party, enforceable against it in accordance with their respective terms except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity.

15.
Acknowledgments.  The Company (on behalf of itself and each Loan Party) hereby expressly acknowledges the terms of this Incremental Amendment and reaffirms, as of the date hereof, (i) the covenants and agreements contained in each Loan Document to which it is a party, including, in each case, such covenants and agreements as in effect immediately after giving effect to this Incremental Amendment and the transactions contemplated hereby and (ii) its guarantee of the Obligations (including, without limitation, the Acquisition Term Loans) under the Guaranty and its grant of Liens on the Collateral to secure the Obligations (including, without limitation, the Obligations with respect to the Acquisition Term Loans) pursuant to the Security Documents.  This Amendment shall constitute a “Loan Document” for all purposes of the Credit Agreement and the other Loan Documents.

16.
Amendment, Modification and Waiver.  Except as expressly provided in Section 11 with respect to waivers of conditions to funding of the Acquisition Term Loans, this Incremental Amendment may not be amended, modified or waived except in accordance with Section 14.1 of the Credit Agreement; provided that notwithstanding the foregoing, until the funding of the Acquisition Term Loans has occurred, any amendments, modifications or waivers of this Incremental Amendment may be made with the consent of the Acquisition Term Loan Arrangers and the Company, without any consent of any other Lender or Agent, so long as such amendment, modification or waiver does not violate Section 2.6(e) of the Credit Agreement.

17.
Liens Unimpaired.  After giving effect to this Incremental Amendment, and subject to satisfaction of the covenant in Section 13 of this Incremental Amendment, neither the modification of the Credit Agreement effected pursuant to this Incremental Amendment nor the execution, delivery, performance or effectiveness of this Incremental Amendment impairs the validity, effectiveness or priority of the Liens granted pursuant to any Loan Document, and such Liens continue unimpaired with the same priority to secure repayment of all Obligations, whether heretofore or hereafter incurred.

18.
Effect of Amendment.  Except as expressly set forth herein, this Incremental Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of, the Administrative Agent, the Collateral Agent, the Lenders or any Agent Affiliate under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect.  Nothing herein shall be deemed to establish a precedent for purposes of interpreting the provisions of the Credit Agreement or entitle any Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.  This Incremental Amendment shall apply to and be effective only with respect to the provisions of the Credit Agreement and the other Loan Documents specifically referred to herein.

19.
Governing Law.  THIS INCREMENTAL AMENDMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.  The provisions of Sections 14.7, 14.10, 14.11, 14.13, 14.14, 14.17 and 14.18 of the Credit Agreement shall apply to this Incremental Amendment to the same extent as if fully set forth herein.

20.
Counterparts.  This Incremental Amendment may be executed by one or more of the parties to this Incremental Amendment on any number of separate counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.  Delivery of an executed signature page of this Agreement by facsimile or other electronic transmission or by posting on the Approved Electronic Platform shall be as effective as delivery of a manually executed counterpart hereof.

21.	Headings. The headings of this Incremental Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized officer to execute and deliver this Incremental Amendment as of the date first written above.

CITICORP USA, INC., as Administrative Agent and Collateral Agent

By:	/s/ David Tuder
Name: David Tuder
Title: Vice President

REVLON CONSUMER
PRODUCTS CORPORATION

By:	/s/ Michael T. Sheehan
Name: Michael T. Sheehan
Title: Senior Vice President, Deputy General
Counsel & Secretary

CITIBANK, N.A., as an Acquisition Lender

By:	/s/ David Tuder
Name: David Tuder
Title: Vice President

JPMORGAN CHASE BANK, N.A., as an Acquisition Lender

By:	/s/ Donna DiForio
Name: Donna DiForio
Title: Authorized Officer

BANK OF AMERICA, N.A., as an Acquisition Lender

By:	/s/ Elaine Kao
Name: Elaine Kao
Title: Director

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as an Acquisition Lender

By:	/s/ Kevin Buddhdew
Name: Kevin Buddhdew
Title: Authorized Signatory

By:	/s/ Michael D’Onofrio
Name: Michael D’Onofrio
Title: Authorized Signatory

WELLS FARGO BANK, N.A., as an Acquisition Lender

By:	/s/ Caroline L. Gunther
Name: Caroline L. Gunther
Title: Vice President

DEUTSCHE BANK AG NEW YORK BRANCH, as an Acquisition Lender

By:	/s/ Caroline L. GuntherPeter Cucchiara
Name: Peter Cucchiara
Title: Vice President

By:	/s/ Michael Winters
Name: Michael Winters
Title: Vice President